Entergy New Orleans, Inc.
1600 Perdido Street
New Orleans, Louisiana 70112

Entergy New Orleans Storm Recovery Funding I, L.L.C.
1600 Perdido Street
L-MAG-505A
New Orleans, Louisiana 70112

June 17, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Arthur C. Sandel and Lulu Cheng, Esq.

Re:Entergy New Orleans, Inc.
Entergy New Orleans Storm Recovery Funding I, L.L.C.
Amendment No. 3 to Registration Statement on Form S-3
File Nos. 333-203320 and 333-203320-01

Ladies and Gentlemen:
Entergy New Orleans, Inc. and Entergy New Orleans Storm Recovery Funding I, L.L.C. (collectively, the “Registrants”) jointly thank you for your continued responsiveness and cooperation related to Amendment No. 2 to the Form S-3 registration statement referenced above (the “Registration Statement”).
As we have indicated in telephonic communications we are revising the Registration Statement for two purposes: (1) to upsize slightly the storm recovery bonds in response to the longer anticipated timeline for their issuance and (2) to update existing structural features. For your convenience, we have attached to this letter marked pages from the Registration Statement showing the relevant changes.
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The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact our counsel, Eric Tashman at Sidley Austin LLP, at 415.772.1214, or by e-mail at etashman@sidley.com, if you have any questions or further comments.

Very truly yours,

ENTERGY NEW ORLEANS, INC.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer